Exhibit 99.78

RIO ALTO POURS 1,115 OZ OF GOLD AT LA ARENA

For Immediate Release	May 9, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce the first gold pour at the La Arena Gold Oxide Mine on May 6, 2011.

The mining rate at La Arena is building up to a nameplate level of 10,000 tonnes per day of ore to pad with commercial production expected during Q3, 2011. Management is targeting gold production of approximately 75,000 ounces for 2011.

Production capacity will be increased from 10,000 tonnes per day to 24,000 tonnes per day of ore to pad by January 2012. Leach pad and processing plant expansion started this month. Also scheduled to commence this month is a feasibility study on the copper-gold sulphide deposit at La Arena.

Alex Black, President and COO of Rio Alto stated, “Rio Alto is making the transition from mine developer to gold producer. We are especially pleased to have achieved gold production nine months after receiving environmental approval. This achievement is a result of the commitment, hard work and persistence of Rio Alto's management team, employees, contractors, suppliers and the local community. With cash flow to underpin ongoing development, we look forward to developing the exceptional asset base at La Arena and generate value creating growth for all our stakeholders.”

This news release contains certain forward-looking information including statements concerning the expected timing for achieving commercial production and production expansion targets and for estimated 2011 gold production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ aterially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.